Mail Stop 4561

April 29, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

Re:    **Amendment No. 2 Registration Statement on Form S-1**
        **Filed on April 16, 2009**
        **File No. 333-157281**

Dear Mr. Galanis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1.    The information required should be presented on a single page. You should eliminate legalistic text that is not required to be provided on the cover page. For example, the paragraphs beginning "You should rely only . . ." and "For investors outside the United States . . ." are both legalistic disclaimers that do not appear vital to investors, and that appear inconsistent with the requirements of Rule 421(d). Please revise, ensuring that your cover page is concise.

Prospectus Summary, page 1

2.    In the first paragraph of the prospectus summary you should inform potential investors that you do not have a developed product and that you are a

development stage enterprise. Clarify whether you launched the proposed product in the first quarter of 2009, as you had expected, and if the timeline for the development and commercial introduction of the product has changed from what you describe in the first risk factor. If so, please revise throughout, as appropriate. Rather than focusing on mechanical, logistic matters such as the date of incorporation, your summary should focus on the actual business you plan to conduct and the status of your business development.

Management's Discussion and Analysis or Plan of Operation, page 14

Liquidity and Capital Resources, page 25

3.      You disclose in a risk factor on page 7 entitled "[w]e may have insufficient liquidity to continue" that you will have to seek other sources of financing or will be forced to curtail or terminate your business plan. However, you do not thereafter discuss your capital requirements for the next twelve months in the liquidity section of your MD&A. Please disclose the current monthly or quarterly rate at which you use cash in your operations. Discuss whether this rate of cash usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you will need to fund expected operations over the next 12 months, including your increased expenses as a public company. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable to obtain such funds. Please also revise your appropriate risk factor disclosure to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

Executive Compensation, page 24

4.      Please revise this section to provide the information required by Item 402 of Regulation S-K. For example, and without limitation, your summary compensation table should conform to the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

Selling Shareholders, page 24

5.      Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. Please include in your description among other relevant facts, the date of the transactions, the number of shares, options or warrants acquired, the level of sophistication of the investors, any relationship with the issuer, and if the selling shareholders received the same type of material information as would be

contained in a formal registration statement.  If you memorialized the transactions in a writing or subscription agreement, please provide, as an exhibit to the filing, a copy of the form that governs the rights of the security holders as they relate to the resale offering.

Item 27. Exhibits, page 33

Exhibit 5.1 Legal Opinion

6.      Your counsel expresses the opinion that each share of common stock <u>when</u> issued will be validly issued, fully paid, and non-assessable.  However, it appears the 450,000 shares of common stock to be registered for resale in this registration statement have previously been issued.  Please explain, or revise.

Item 28. Undertakings, page 33

7.      Please revise this section to provide the information as required by Item 512 of Regulation S-K.  We note that your current presentation appears to comply with the requirements of Regulation S-B, which has been removed.  Please consult the scaled disclosure requirements of Regulation S-K, applicable to smaller reporting companies, which were adopted by SEC Release 33-8876, effective February 4, 2008.

Signatures, page 34

8.      We note that your filing has been signed by your chief executive officer, your principal financial officer, and by one of your directors. However, your registration statement must also be signed by your controller or principal accounting officer, and by at least a <u>majority</u> of your board of directors.  See Instruction 1 to the Instructions to the signatures block of Form S-1. Please revise your filing accordingly.

****

As appropriate, please amend your filing in response to these comments.  Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Gregory Galanis
Sweet Spot Games, Inc.
April 29, 2009
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions or concerns, please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

Sincerely,


Mark P. Shuman
Branch Chief-Legal


cc:    <u>Via Facsimile (704) 944-4280</u>
       Charles Barkley, Esq.